Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on April 13, 2023

NOTICE OF MEETING

and

MANAGEMENT INFORMATION CIRCULAR

March 1, 2023

TABLE OF CONTENTS

TABLE OF CONTENTS	2
NOTICE OF ANNUAL GENERAL MEETING	3
GENERAL PROXY INFORMATION	4
CURRENCY	8
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	8
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	8
VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING	8
FINANCIAL STATEMENTS	9
PARTICULARS OF MATTERS TO BE ACTED UPON	9
APPOINTMENT OF AUDITOR	9
SET THE NUMBER OF DIRECTORS	9
ELECTION OF DIRECTORS	9
CORPORATE GOVERNANCE DISCLOSURE	14
AUDIT COMMITTEE DISCLOSURE	16
DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION	18
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	26
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	26
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	27
MANAGEMENT CONTRACTS	27
OTHER MATTERS	27
ADDITIONAL INFORMATION	27
APPENDIX A	A-1

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NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the shareholders (the “Shareholders”) of Arras Minerals Corp. (the “Company”) will be held at the Company’s head office at Suite 1605 – 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K4, Canada on Thursday, April 13, 2023 at 10:00 am (Vancouver time) (the “Meeting”). The purpose of the Meeting is to consider and take action on the following matters, as more particularly described in the accompanying management information circular (the “Circular”):

1.	to receive the Company’s annual audited financial statements for the year ended October 31, 2022, together with the report of the auditors thereon, and related management discussion and analysis;

2.	to re-appoint Smythe LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and authorize the directors to fix the auditor’s remuneration;

3.	to set the number of directors at seven (7);

4.	to elect the directors of the Company for the ensuing year;

5.	to transact any other business that may properly come before the Meeting, or any adjournment(s) or postponement thereof.

We are pleased to provide our Meeting materials online through notice-and-access provisions. Accompanying this Notice of Meeting (the “Notice”) are: the Circular, which provides additional information pertaining to the matters to be dealt with at the Meeting; Notice of Availability of Proxy Materials or Notice of Internet Availability and a Form of Proxy or Voting Information Form (the “VIF”). The Circular will be available on the Company’s website at (www.arrasminerals.com/agm) and under the Company’s profile on SEDAR (www.sedar.com). The Meeting materials will remain on the Company’s website for one full year. Shareholders who wish to receive more information about notice-and-access or to receive paper copies of the Circular or other proxy-related materials should contact the Company at 1605 – 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K4, or call 604-687-5800, or email the Company’s Chief Financial Officer by email at info@arrasminerals.com.

The record date for the determination of the Shareholders entitled to receive this Notice and to vote at the Meeting has been established as March 1, 2023 (the “Record Date”). You are entitled to vote as described in the Circular at the Meeting, or any postponement or adjournment thereof if you owned shares of the Company at the close of business on the Record Date.

Your participation is important to us. Shareholders are urged to complete, sign, date and return the enclosed form or proxy. To be valid, a proxy must be received by Olympia Trust Company, PO Box 128, STN M, Calgary, Alberta, T2P 2H6 Attention: Proxy Department, by 10:00 am (Vancouver time) on April 11, 2023, or in the case of a Meeting adjournment, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the Meeting to resume. A proxy shall be acted upon only if, prior to the time specified, it shall have been deposited with the Company, unless it has been received by the secretary of the Company or by the Chair of the Meeting or any adjournment thereof, prior to the time of voting.

DATED at Vancouver, British Columbia, this 1st day of March, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

“Brian D. Edgar”

Brian D. Edgar, Chairman

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INFORMATION CIRCULAR

This Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Arras Minerals Corp. (“Arras” or the “Company”) for use at the annual general meeting of the shareholders (“Shareholders”) of the Company to be held at the Company’s head office at Suite 1605 – 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K4, Canada on Thursday, April 13, 2023 at 10:00 am (Vancouver time) (the “Meeting”), and any adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting.

In this Circular, “Shares” means common shares in the capital of the Company.

All references to Shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered Shareholders of the Company as set forth on the List of Registered Shareholders of the Company maintained by the Registrar and Transfer agent for the Company, Olympia Trust (“Olympia Trust”) unless specifically stated otherwise.

“Beneficial Shareholders” means Shareholders who do not hold Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Notice-and-Access

We are sending this Circular to registered and Beneficial Shareholders using “notice-and-access” as defined under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”).

We are not using procedures known as “stratification” with its use of notice-and-access in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant Circular to some, but not all, Shareholders with the notice package in relation to the relevant meeting.

We are furnishing proxy materials to our Shareholders via the Internet by mailing a Notice of Internet Availability of Proxy Materials, instead of mailing or emailing copies of those materials. The Meeting materials will be available on the Company’s website at (www.arrasminerals.com) and under the Company’s profile on SEDAR (www.sedar.com). The Meeting materials will remain on the Company’s website for one full year. Alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs. The Notice of Internet Availability of Proxy Materials directs Shareholders to a website where they can access our proxy materials, including the Circular, and view instructions on how to vote via the internet, mobile device, or by telephone. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials via e-mail, you will continue to receive access to those materials electronically unless you elect otherwise.

Shareholders who wish to receive more information about notice-and-access or to receive paper copies of the Circular or other proxy-related materials should contact the Company at 1605 – 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K4, or call 604-687-5800 or email the Company’s Chief Financial Officer by email at info@arrasminerals.com. Requested materials will be sent to the requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting or any postponement or adjournment thereof.

We encourage you to register to receive all future shareholder communications electronically, instead of in print. This means that access future annual meeting materials and other correspondence will be delivered to you via e-mail.

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Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. The Company has arranged for Intermediaries to forward the meeting materials to non-objecting beneficial owners of the Shares held of record by those intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of Proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the Proxy and, if applicable, for the nominees of management for directors and auditor as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting. Registered Shareholders who wish to submit a proxy may choose one of the following voting options:

(a)	complete, date and sign the Proxy and return it to Olympia Trust by fax within North America at (403) 668-8307, or by mail to PO Box 128, STN M, Calgary, Alberta, T2P 2H6 Attention: Proxy Department;

(b)	use a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy form for the toll-free number and the holder’s 12-digit control number; or

(c)	via the internet at Olympia Trust’s website at https://css.olympiatrust.com/pxlogin or via email to proxy@olympiatrust.com. Registered Shareholders must follow the instructions provided and refer to the enclosed Proxy form for the holder’s 12-digit control number.

To be effective, proxies must be received by Olympia Trust no later than Tuesday, April 11, 2023 at 10:00 am (Vancouver time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Failure to complete or deposit a Proxy properly may result in its invalidation.

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Beneficial Holders of Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who hold their Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Shares in their own name (referred to herein as “Beneficial Shareholders” as previously defined) should note that only Proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Shares will be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Shares are registered under the name of Cede & Co. (the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of instrument of Proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and United States. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Shares voted. If you have any questions respecting the voting of Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

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The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered Shareholders and Beneficial Shareholders as described below. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). This year, the Company will NOT be mailing the proxy-related materials directly to the NOBOs – as mailing to the NOBOs will be undertaken by Broadridge Financial Services. NI 54-101 permits an issuer to directly deliver proxy-related materials to its NOBOs. In that case, NOBOs would receive a VIF from our transfer agent, Olympia Trust. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and VIF to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Shares.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents. The Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and, accordingly, if an OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of the applicable broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expense to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that Proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by the Chairman on the day that is at least three business days prior to the Meeting or any postponement or adjournment thereof. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Shares as proxyholder for the registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and the securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is governed by the Business Corporations Act (British Columbia) (the “BCA”), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

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Revocation of Proxy

In addition to revocation by any other manner permitted by law, a registered Shareholder who has given a Proxy may revoke it by:

(a)	executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered Shareholder or the registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivering the Proxy bearing a later date or the valid notice of revocation to Olympia Trust at the time and place noted above or to the Chairman of the Meeting on the day of the Meeting or adjournment thereof; or

(b)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a Shareholder present in person.

CURRENCY

Unless otherwise noted, all amounts in this Circular are shown in US dollars, which is the currency used to prepare the Company’s financial statements.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital of an unlimited number of Shares. Each Share carries the right to one vote at the Meeting.

The board of directors of the Company (the “Board”) has fixed March 1, 2023 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only Shareholders of record at the close of business on that date are entitled to receive such notice and to vote at the Meeting. As of the Record Date, 68,504,400 Shares were issued and outstanding as fully paid and non-assessable Shares.

To the knowledge of the directors or executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, whether directly or indirectly, Shares carrying 10% or more of the voting rights attached to the Company’s issued and outstanding Shares. (1)

Notes:

(1)	Based on 68,504,400 Shares issued and outstanding on the Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s articles, the quorum for the transaction of business at the Meeting is two or more Shareholders in person or represented by proxy, carrying not less in aggregate than 5% of the votes entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

FINANCIAL STATEMENTS

The annual audited financial statements of the Company for the year ended October 31, 2022, together with the auditor’s report thereon and related management’s discussion and analysis, will be presented to Shareholders at the Meeting. These documents are available under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Appointment of Auditor – See heading “Appointment of Auditor” below.
2.	Election of Directors – See headings “Set the Number of Directors” and “Election of Directors” below.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution appointing Smythe LLP, Chartered Professional Accounts, as auditor of the Company to hold office until the next annual general meeting of Shareholders and to authorize the Board to fix the remuneration of the auditor (the “Auditor Appointment Resolution”). Smythe LLP, Chartered Professional Accountants has been the auditor of the Company since its inception on February 5, 2021.

The Board recommends that each Shareholder vote FOR the Auditor Appointment Resolution. Unless otherwise indicated, the persons named in the enclosed Proxy form intend to vote FOR the Auditor Appointment Resolution.

SET THE NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution setting the number of directors at seven (7) (the “Board Size Resolution”).

The Board recommends that each Shareholder vote FOR the Board Size Resolution. Unless otherwise indicated, the persons named in the enclosed Proxy form intend to vote FOR the Board Size Resolution.

ELECTION OF DIRECTORS

The Board currently consists of seven (7) directors, namely Brian Edgar, Timothy Barry, Darren Klinck, G. Wesley Carson, Daniel Kunz, Vera Kobalia, and Christian Milau. Each director elected will hold office until the next annual general meeting or until the director’s successor is elected or appointed unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the BCA.

The Board recommends that each Shareholder vote FOR the appointment of each of the nominees listed below. It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of those persons hereinafter designated as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Shareholder has specified in such Shareholder’s Proxy that such Shareholder’s Shares are to be withheld from voting in the election of directors.

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The following table sets out the name of each of the persons proposed to be nominated for election as a director of the Company; all positions and offices in the Company presently held by the nominee; the nominee’s present principal occupation or employment; the period during which the nominee has served as a director; and the number of Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date:

Name, place of residence and positions with the Company	Present principal occupation, business or employment	Period served as a director	Shares beneficially owned or controlled (5)
Brian D. Edgar (2)(3)(4) Chairman & Director Vancouver, British Columbia, Canada	Corporate Director	Since February 5, 2021	1,294,704 Shares 800,000 stock options(6)
Timothy T. Barry Director and Chief Executive Officer Almaty, Kazakhstan	President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras; and Chief Executive Officer of Silver Bull Resources, Inc. (“Silver Bull”) (a mining company) (since 2011).	Since February 5, 2021	361,149 Shares 1,000,000 stock options(6)
Darren E. Klinck Director and President Vancouver, British Columbia, Canada	President, Arras (since October 1, 2021); President, Silver Bull (a mining company) (since October 1, 2021); President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc.; and Executive Vice President (among other roles) of OceanaGold Corporation (April 2007–June 2017).	Since October 1, 2021	122,500 Shares 800,000 stock options(7)
G. Wesley Carson (2)(3) Director Vancouver, British Columbia, Canada	Vice President, Mining Operations at Wheaton Precious Metals Corp. (since 2017); and Vice President, Project Development at Sabina Gold & Silver Corp. (from 2012 to 2017).	Since April 1, 2021	40,000 Shares 300,000 stock options(6)
Daniel J. Kunz (1)(3)(4) Director Boise, Idaho, USA	President and Chief Executive Officer of Prime Mining Corp. (a mining company) (since June 2020); and Managing Member of Daniel Kunz & Associates, LLC (an advisory and engineering services company) (since 2014).	Since April 1, 2021	492,096 Shares 300,000 stock options(6)
Vera Kobalia (1)(2) Director New Westminster, British Columbia, Canada	Founder, Kobalia Consulting (a firm advising public and private sector leaders, including local and federal governments) (since 2013); Co-founder, Olyn Inc. (an asset registry service) (since 2020).	Since March 2, 2022	Nil Shares 300,000 stock options(8)
Christian Milau(1)(4) Director Vancouver, British Columbia, Canada	CEO, Blue Dot Carbon Corp.(since September 2022); CEO Equinox Gold Corp. (August 2016 to August 2022).	Since September 8, 2022	1,195,855 Shares 300,000 stock options(9)

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Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Nominating Committee
(3)	Member of the Compensation Committee
(4)	Member of the Health, Safety and Sustainability Committee
(5)	Information with respect to Shares beneficially owned or controlled have been provided by the nominees.
(6)	Stock options issued on April 15, 2021 with an exercise price of Cdn$0.50 and an expiry date of April 15, 2026. The stock options vest 1/3 on grant date, 1/3 on first anniversary of grant and 1/3 on second anniversary of grant.
(7)	Stock options issued on August 5, 2021 with an exercise price of Cdn$0.50 and an expiry date of August 5, 2026. The stock options vest 1/3 on grant date, 1/3 on first anniversary of grant and 1/3 on second anniversary of grant.
(8)	Stock options issued on March 3, 2022 with an exercise price of Cdn$1.00 and an expiry date of March 3, 2027. The stock options vest 1/3 on grant date, 1/3 on first anniversary of grant and 1/3 on second anniversary of grant.
(9)	Stock options issued on September 22, 2022 with an exercise price of Cdn$0.35 and an expiry date of September 22, 2027. The stock options vest 1/3 on grant date, 1/3 on first anniversary of grant and 1/3 on second anniversary of grant.

Biographies of Proposed Directors

Brian D. Edgar

Mr. Edgar has served as Chairman of Arras since its inception on February 5, 2021 and as Chairman of the board of Silver Bull Resources (TSX:SVB) since April 2010. Mr. Edgar has broad experience working in junior and mid-size natural resource companies. He served as President and Chief Executive Officer of Dome Ventures Corporation (“Dome”) from February 2005 to April 2010, when Dome was acquired by Silver Bull. Further, Mr. Edgar served as a director of Dome (1998–2010), Lundin Mining Corp. (September 1994 – May 2015), Lucara Diamond Corp. (2007–May 2020), BlackPearl Resources Inc. (2006–December 2018), and ShaMaran Petroleum Corp. (2007–June 2019). He has served as a director of Denison Mines Corp. (TSX:DML; NYSE:DNN) since 2005 and of numerous public resource companies over the last 30 years. Mr. Edgar practiced corporate/securities law in Vancouver, British Columbia, Canada for 16 years.

Timothy Barry

Mr. Barry has served as President (February 5, 2021–October 1, 2021) and Chief Executive Officer (since February 5, 2021) of Arras and as President (2011–October 1, 2021), Chief Executive Officer and a director and (since March 2011) of Silver Bull Resources (TSX:SVB). From August 2010 to March 2011, he served as Silver Bull’s Vice President – Exploration. Between 2006 and August 2010, Mr. Barry spent five years working as Chief Geologist in West and Central Africa for Dome. During this time, he managed all aspects of Dome’s exploration programs and oversaw corporate compliance for Dome’s various subsidiaries. Mr. Barry also served on Dome’s board of directors. In 2005, he worked as a project geologist in Mongolia for Entree Gold, a company that has a significant stake in the Oyu Tolgoi mine in Mongolia. Between 1998 and 2005, Mr. Barry worked as an exploration geologist for Ross River Minerals Inc. on its El Pulpo copper/gold project in Sinaloa, Mexico, for Canabrava Diamonds Corporation on its exploration programs in the James Bay lowlands in Ontario, Canada, and for Homestake Mining Company on its Plutonic Gold Mine in Western Australia. He has also worked as a mapping geologist for the Geological Survey of Canada in the Coast Mountains, and as a research assistant at the University of British Columbia, where he examined the potential of CO2 sequestration in Canada using ultramafic rocks. He is currently a director of Torrent Gold Inc. (CSE:TGLD). Mr. Barry received a Bachelor of Science degree from the University of Otago in Dunedin, New Zealand and is a Chartered Professional Geologist (CPAusIMM).

Darren E. Klinck

Mr. Klinck has served as President of each of Arras and Silver Bull since October 1, 2021. He most recently served as President (August 2017–April 2021) and Chief Executive Officer (August 2017–January 2020) of Bluestone Resources Inc. From April 2007 to June 2017, he served in numerous roles at OceanaGold Corporation, including Executive Vice President and Head of Corporate Development, Head of Business Development, and Vice President of Corporate and Investor Relations. Mr. Klinck has served as a director of ValOre Metals Corp. (TSXV:VO) since June 2021. In addition, he served as a director of Bluestone Resources Inc. from August 2017 to April 2021. Mr. Klinck has a Bachelor of Commerce degree from the Haskayne School of Business at the University of Calgary.

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G. Wesley Carson

Mr. Carson, BASc., P.Eng., has over 25 years of experience in the mining industry and has held a variety of leadership roles in operations, project development and engineering with both junior and major mining companies, including multiple M&A integrations. Since June 2017, he has been the Vice President, Mining Operations at Wheaton Precious Metals Corp. (NYSE:WPM). From June 2012 to June 2017, Mr. Carson was the Vice President – Project Development with Sabina Gold & Silver Corp., leading the operating and development teams for the Back River gold project in Nunavut. He also worked with Thompson Creek Metals Company Inc./Terrane Metals Corp. as Vice President and General Manager for the Mt. Milligan project in Central British Columbia from 2007 to 2012. Prior to this, he worked for Cominco Ltd., Teck Corporation, Placer Dome Inc. and Barrick Gold Corporation in a variety of operating roles in both North America and Africa. Mr. Carson is currently a director of Prosper Gold Corp. (TSXV:PGX). He received his Bachelor of Applied Science, Mining and Mineral Process Engineering at the University of British Columbia, and is a registered Professional Engineer in the Province of British Columbia.

Daniel J. Kunz

Mr. Kunz has more than 35 years of experience in international mining, energy, engineering and construction. He has served as a member of the board of Silver Bull Resources (TSX:SVB) since April 2011. In June 2020, he was appointed President and Chief Executive Officer of Prime Mining Corp., a mine development company. Since 2014, he has been the managing member of Daniel Kunz & Associates, LLC, an advisory and engineering services company focused on the natural resources sector. From 2013 to 2018, he was the Chairman and Chief Executive Officer of Gold Torrent, Inc., a mine development company. In addition, Mr. Kunz is the founder, and from 2003 until he retired in April 2013, was the President and Chief Executive Officer and a director of U.S. Geothermal, Inc., a renewable energy company that owns and operates geothermal power plants in Idaho, Oregon, and Nevada.. Mr. Kunz was Senior Vice President and Chief Operating Officer of Ivanhoe Mines Ltd. from 1997 to October 2000, and served as its President and Chief Executive Officer and as a director from November 2000 to March 2003. He was part of the team that discovered Oyu Tolgoi, one of the world’s largest copper-gold deposits. From March 2003 to March 2004, Mr. Kunz served as President and Chief Executive Officer of China Gold International Resources Corp. Ltd. and served as a director from March 2003 to October 2009. Mr. Kunz was a founder of MK Resources LLC, formerly known as the NASDAQ-listed company MK Gold Company, and directed its 1993 initial public offering as the President and Chief Executive Officer and a director. For 17 years, he held executive positions with NYSE-listed Morrison Knudsen Corporation (including Vice President and Controller). Mr. Kunz holds a Master of Business Administration and a Bachelor of Science in Engineering Science. He is also currently a director of Torrent Gold Inc. (CSE:TGLD), Prime Mining Corp. (TSXV:PRYM), and Greenbriar Capital Corp. (TSXV:GRB).

Vera Kobalia

Ms. Kobalia is founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia and United Kingdom. She is also co-founder of Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia previously was Deputy Chair of the Board of the Astana Expo 2017 National Company, which was responsible for the management and construction of associated facilities and infrastructure for the International Exposition held in Astana, Kazakhstan in 2017. Ms. Kobalia served as Advisor to the President of Georgia in 2012-2013 and was Minister of Economy and Sustainable Development for the Republic of Georgia in 2010-2012.

Ms. Kobalia is currently a visiting lecturer at the European Academy of Diplomacy (Warsaw, Poland); a member of the People’s Panel at the Centre of Public Impact (London, UK); a member of the Economic Development Advisory Committee for the City of New Westminster (British Columbia, Canada); and a member of the Board of Directors for Sandstorm Gold (TSX: SSL). Ms. Kobalia was recognized as one of Business in Vancouver’s “Top 40 Under 40” award winners in 2019 and is a frequent speaker at various international forums including the World Economic Forum, where she was a Board Member on the Global Council for Development Finance in 2018-2019.

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She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum.

Christian Milau

Mr. Milau has been the CEO of Blue Dot Carbon Corp since September 2022. He was the CEO of Equinox Gold (NYSE:EQX) from August 2016 to August 2022, leading the company through five mergers and acquisitions to grow the company from a single-asset developer to a multi-asset producer. Prior to joining Equinox Gold, Mr. Milau was the CEO of True Gold until it was acquired in April 2016. Prior to True Gold, he held senior executive positions at Endeavour Mining, New Gold, BNP Paribas in London and Deloitte. Mr. Milau brings more than 25 years of experience to Arras with expertise in finance and capital markets as well as operational, government and stakeholder relations experience. He is currently a director of Northern Dynasty Minerals Ltd. (TSX:NDM).

None of the proposed directors are, as at the date of this Circular, or have been, within the ten years preceding the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)       was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)       was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Circular, or has been, within the ten years preceding the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Management of the Company recommends that Shareholders vote in favor of the resolution to approve the election of the above nominees as directors. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees.

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CORPORATE GOVERNANCE DISCLOSURE

The following description of the corporate governance practices of the Company is provided further to National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) and the disclosure prescribed for “Venture Issuers” such as the Company.

Board of Directors

The Board currently consists of seven (7) directors, namely Brian Edgar, Timothy Barry, Darren Klinck, Wesley Carson, Daniel Kunz, Vera Kobalia, and Christian Milau. NI 58-101 suggests that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 – Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. The “material relationship” is defined as a relationship that could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgement. Timothy Barry and Darren Klinck are not considered independent by the Board as they are executive officers of the Company. The balance of directors are considered independent and facilitate the Board’s independent supervision over management. However, management of the Company and the Board believe that all of the non-independent directors of the Company have significant experience with the operations and business of the Company due to their long-standing relationships with the business and within the industry in which the Company operates. With the recommendation of the Chairman and the advice of legal counsel, the Board will evaluate situations on a case-by-case basis to determine whether the exercise of independent judgement is appropriate or necessary under the circumstances. If deemed necessary or appropriate by the Board, the Board may appoint such special committees comprised of independent directors to consider any particular matter or transaction.

Directorships

The existing directors of the Company who are presently directors of other reporting issuers in Canada or elsewhere are as set out below:

Director	Other Reporting Issuers
Brian Edgar	Denison Mines Corp.; Silver Bull Resources, Inc.
Timothy Barry	Torrent Gold Inc.; Silver Bull Resources, Inc.
Darren Klinck	ValOre Metals Corp.
Daniel Kunz	Torrent Gold Inc., Prime Mining Corp., and Greenbriar Capital Corp., and Silver Bull Resources, Inc.
G. Wesley Carson	Prosper Gold Corp.
Vera Kobalia	Sandstorm Gold Ltd.
Christian Milau	Northern Dynasty Minerals Ltd.

Orientation and Continuing Education

Each new director participates in Arras’ initial orientation program and each director participates in the Company’s continuing director development programs. The Board reviews the Company’s initial orientation program and continuing director development programs. Arras provides new directors copies of relevant financial, technical, geological and other information regarding its properties and meetings with management. Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. Board members have full access to the Company’s records.

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Ethical Business Conduct

The Board has adopted a formal written Code of Business Conduct and Ethics. The Board expects that fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as provisions under corporate legislation for required disclosures by directors and senior officers to the Company of transactions with the Company in which they may have an interest and of any other conflicts of duties and interests, along with compliance with the Code of Business Conduct and Ethics are sufficient to ensure that these persons conduct themselves in the best interests of the Company.

Nomination of Directors

The Board of Directors has formally appointed a Corporate Governance and Nominating Committee (“Corporate Governance Committee”). In consultation with the Chair of the Board, the Corporate Governance Committee identifies and recommends to the Board potential nominees for election or re-election to the Board as well as individual directors to serve as members and chairs of each committee. The Corporate Governance Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Corporate Governance Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company. The Corporate Governance Committee is guided by the Corporate Governance Committee Charter, a copy of which is available on the Company’s website.

Compensation

The Board has formally appointed a Compensation Committee, which periodically reviews the adequacy and form of compensation of the directors and officers of the Company to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director or officer. Compensation arrangements between the Company and any director or officer of the Company or between any subsidiary of the Company and any director or officer of the Company are first reviewed and recommended by the Compensation Committee and ultimately approved by the Board.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee, and the Corporate Governance Committee, the Board established a Health, Safety and Sustainability (“HSS”) Committee in September 2022. The Charter for the HSS Committee is posted on the Company’s website.

Assessments

The Board reviews its own performance and effectiveness as well as the effectiveness and performance of any committees. The contributions of individual directors are informally monitored by other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board monitors the adequacy of information given to directors, communication between the Board and management of the Company and the strategic direction and processes of the Board and its committee(s).

The Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. The Company’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor management of the Company and corporate functions without excessive administration burden.

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Board Diversity

The Company has a written Diversity Policy recognizing and embracing the benefits of having diversity on its Board and in senior management. Diversity is important to ensure that members of the Board and senior management provide the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders.

When the Board selects candidates for executive or senior management positions or for director positions, it considers not only the qualifications, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Company’s management or Board, as the case may be to perform efficiently and act in the best interest of the Company and the Shareholders. The Company is aware of the benefits of diversity at the executive and senior management levels and on the Board, and therefore the level of representation of women, Aboriginal peoples, persons with disabilities and members of visible minorities is one factor taken into consideration during the search process for executive and senior management positions or for directors.

The Company has not adopted a “target” number or percentage regarding women, Aboriginal peoples, persons with disabilities or members of visible minorities on the Board or in executive or senior management positions. In addition to diversity considerations, the Company considers candidates based on their qualifications, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

Other than Vera Kobalia, acting as one of the Company’s Directors, there are at present no other women, Aboriginal peoples, persons with disabilities or members of visible minorities on the Board or as executive officers of the Company.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the BCA and National Instrument 52-110 on “Audit Committees” (“NI 52-110”), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company’s audit committee (the “Audit Committee”) is required to have a charter. A copy of the Company’s Audit Committee Charter is set out in Appendix A and is available on the Company’s website and under the Company’s SEDAR profile at www.sedar.com.

Composition of the Audit Committee

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. As a venture issuer, a majority of the members of the audit committee of the Company must not be executive officers, employees or control persons of the Company or an affiliate of the Company.

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NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Company’s Audit Committee are “financially literate”. The following sets out the members of the Audit Committee and their education and experience that is relevant to the performance of his or her responsibilities as an Audit Committee member.

As at the date of this Circular, the following is information on the members of the Audit Committee:

Name	Independent	Financial Literacy
Christian Milau	Yes	Yes
Daniel Kunz	Yes	Yes
Vera Kobalia	Yes	Yes

Relevant Education and Experience

Each member of the Audit Committee has sufficient education and experience to have:

•	an understanding of the accounting principles used by the Company to prepare its financial statements;

•	the ability to assess the general application of those principles in connection with its financial statements;

•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

Please see “Biographies of Proposed Directors” above for the biographies and relevant education and experience for the Audit Committee members.

Audit Committee Oversight

At no time since inception on February 5, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board.

Reliance on Certain Exemptions

At no time since inception on February 5, 2021 has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), subsection 6.1.1(4) of NI 52-110 (Circumstances Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation) or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption) of NI 52-110 by a securities regulatory authority or regulator.

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Pre-approval Policies and Procedures for Non-Audit Services

As per the Audit Committee Charter, the Audit Committee shall approve in advance any and all audit services and permissible non-audit services to be performed by the auditors for the Company or its subsidiary entities that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures, and adopt and implement policies for such pre-approval. The Audit Committee shall consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Fiscal Period Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
October 31, 2022	$23,668	$23,144	$nil	$nil
October 31, 2021	$37,859	$8,173	$nil	$nil

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of security filings, and statutory audits and quarterly reviews.
(2)	"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include quarterly financial statement reviews, employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit or attest services not required by legislation or regulation.
(3)	"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning, and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” pertains to products and services other than services reported under the other categories.
(5)	All expected tax compliance fees in relation to the year ended October 31, 2022 have not been billed as of the date of this Circular.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts “venture issuers” from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

The following description of the executive compensation of the Company is provided further to Form 51-102F6V “Statement of Executive Compensation – Venture Issuers”.

Director and Named Executive Officer Compensation Excluding Compensation Securities

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)       each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer (“CEO”);

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(b)       each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer (“CFO”);

(c)       in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the CEO and CFO at the end of the most recently completed financial year whose total compensation was more than C$150,000, as determined in accordance with applicable securities rules, for that financial year; and

(d)       each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company listed its Shares for trading on the Exchange on June 14, 2022.

During the year ended October 31, 2022, the Company had three Named Executive Officers, namely Timothy Barry (CEO and director), Darren Klinck (President and director), and Christopher Richards (CFO).

Table of Compensation Excluding Compensation Securities

The following table sets out compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company to each applicable NEO and director, in any capacity, for: (1) financial year ended October 31, 2022; and (2) the Company’s financial period from inception on February 5, 2021 to October 31, 2021. All amounts are in US Dollars.

Table of Compensation (excluding compensation securities)
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Timothy Barry(1) CEO & Director	2022 2021	$224,539 $120,195	$82,424 $26,015	$nil	$nil	$nil	$306,963 $146,210
Darren Klinck(2) President and Director	2022 2021	$235,527 $19,730	$82,424 $9,936	$nil	$nil	$nil	$317,951 $29,666
Christopher Richards(3) CFO	2022 2021	$139,482 $91,083	$49,454 $21,137	$nil	$nil	$nil	$188,936 $112,220
Brian Edgar(4) Chairman and Director	2022 2021	$55,885 $47,272	$nil	$nil	$nil	$nil	$55,885 $47,272
Wesley Carson(5) Director	2022 2021	$21,496 $10,935	$nil	$nil	$nil	$nil	$21,496 $10,935
Daniel Kunz(5) Director	2022 2021	$23,167 $12,028	$nil	$nil	$nil	$nil	$23,167 $12,028
John McClintock(5) (6) Former Director	2022 2021	$2,142 $12,028	$nil	$nil	$nil	$nil	$2,142 $12,028
Vera Kobalia(7) Director	2022 2021	$13,005 $nil	$nil	$nil	$nil	$nil	$13,005 $nil
Christian Milau(8) Director	2022 2021	$3,316 $nil	$nil	$nil	$nil	$nil	$3,316 $nil

Notes:

(1)	Mr. Barry was appointed CEO and a director of the Company on February 5, 2021. He has not received any additional compensation for his services as a director.
(2)	Appointed as President and a director of the Company on October 1, 2021. He has not received any additional compensation for his services as a director.
(3)	Mr. Richards was appointed CFO on February 5, 2021.
(4)	Appointed as director and chairman of the Company on February 5, 2021.
(5)	Appointed as director of the Company on April 1, 2021.
(6)	Retired as a director of the Company on November 30, 2021.
(7)	Appointed as director of the Company on March 2, 2022.
(8)	Appointed as director of the Company on September 8, 2022

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External Management Companies

Other than Timothy Barry and Darren Klinck, as described herein, none of the NEOs or directors of the Company have been retained or employed by an external management company that has entered an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities outstanding for each NEO and director as at the financial year ended October 31, 2022, for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries, including awards granted to each NEO and director in prior years.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class [0]	Date of issue or grant (M/D/Y)	Issue, conversion or exercise price (C$)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end (C$)	Expiry date (M/D/Y)
Timothy Barry CEO & Director	Options	1,000,000	04/15/21	0.50	N/A (2)	0.39	04/15/26
Brian Edgar Chairman and Director	Options	800,000	04/15/21	0.50	N/A (2)	0.39	04/15/21
Darren Klinck President and Director	Options	800,000	08/05/21	0.50	N/A (2)	0.39	08/05/26
Christopher Richards CFO	Options	500,000	04/15/21	0.50	N/A (2)	0.39	04/15/26
Wesley Carson Director	Options	300,000	04/15/21	0.50	N/A (2)	0.39	04/15/26
Daniel Kunz Director	Options	300,000	04/15/21	0.50	N/A (2)	0.39	04/15/26
Vera Kobalia Director	Options	300,000	03/03/22	1.00	N/A (2)	0.39	03/03/27
Christian Milau Director	Options	300,000	09/22/22	0.35	0.35	0.39	09/22/27

Notes:

(1)	The numbers indicated represent the number of options and the same number of Shares underlying the related options. Aggregate options granted to each optionee in 2022 represent less than 1% of the Company’s issued and outstanding Shares as at October 31, 2022.
(2)	The Company was not a listed issuer at the time of the grant of these Options.

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No NEO or director of the Company exercised any compensation securities during the fiscal year ended October 31, 2022.

In addition, the Table of Compensation above presents, in the aggregate, the allocated costs from Silver Bull of compensation expenses that we would incur as a stand-alone company for the period from inception on February 5, 2021 to October 31, 2021 (based on a 50% to 75% share of such expenses being incurred by Silver Bull and invoiced to us during the period. In the opinion of management only, the method used in allocating these expenses is reasonable. However, the allocation of these compensation-related expenses may not be indicative of the actual expense that would have been incurred had we operated as a stand-alone company for the period presented.

Employment, Consulting and Management Agreements

In respect of Timothy Barry, in February 2022, the Company entered into a consulting agreement (the “Barry Consulting Agreement”) with Mr. Barry, pursuant to which Mr. Barry serves as the Chief Executive Officer of the Company. Pursuant to the terms and conditions of the Barry Consulting Agreement, Mr. Barry will receive an annual fee of C$300,000 (the “Barry Consulting Fee”) and will be eligible to participate in the Company’s annual bonus plans during the term of the Barry Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Board. In addition, Mr. Barry is eligible to participate in the management retention bonus plan of the Company (the “Arras Retention Plan”). In the event that the Barry Consulting Agreement is terminated by the Company without cause or by Mr. Barry for “good reason” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to the following amounts, payable in a lump sum: (i) in the event that the Barry Consulting Agreement is terminated prior to February 9, 2023, six months of the Barry Consulting Fee and (ii) in the event that the Barry Consulting Agreement is terminated on or after February 9, 2023, 12 months of the Barry Consulting Fee plus one month of the Barry Consulting Fee for each additional year of service from February 9, 2022, up to a maximum of 24 months of the Barry Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Barry Consulting Agreement without cause within three months following a “change of control” (as defined in the Barry Consulting Agreement), Mr. Barry is entitled to 24 months of the Barry Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Barry Change of Control Payment”). In addition, Mr. Barry has the right to terminate the Barry Consulting Agreement for any reason within six months following a “change of control” and receive the Barry Change of Control Payment from the Company. In addition, upon any termination pursuant to which Mr. Barry receives any of the termination of Barry Change of Control Payments described above, Mr. Barry is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

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In respect of Darren Klinck, in February 2022, the Company entered into an amended consulting agreement (the “Westcott Consulting Agreement”) with Mr. Klinck’s personal service corporation, Westcott Management Ltd. (“Westcott”), pursuant to which Mr. Klinck serves as the President of the Company. Pursuant to the terms and conditions of the Westcott Consulting Agreement, Westcott will receive an annual fee of C$300,000 (the “Westcott Consulting Fee”) and will be eligible to participate in the Company’s annual bonus plans during the term of the Westcott Consulting Agreement, with a bonus target of up to 50% of the annual fee, or a target determined by the Board. In addition, Westcott is entitled to the following retention amounts, subject to the Company reaching the applicable market capitalization targets by April 15, 2027: (i) C$500,000 if and when the Company’s market capitalization reaches at least C$250,000,000 for five consecutive trading days, (ii) C$500,000 if and when the Company’s market capitalization reaches at least C$500,000,000 for five consecutive trading days, and (iii)C$1,000,000 if and when the Company’s market capitalization reaches at least C$1,000,000,000 for five consecutive trading days (collectively, the “Retention Bonus”). In the event that the Company undergoes a “change of control” (as defined in the Westcott Consulting Agreement) and the Company’s market capitalization at any point prior to such a “change in control” equals or exceeds C$250,000,000, Westcott will be entitled to a retention bonus equal to 0.2% of the applicable bid price less any Retention Bonus previously paid to Westcott. In the event that the Westcott Consulting Agreement is terminated by the Company without cause or by Westcott for “good reason” (as defined in the Westcott Consulting Agreement), Westcott is entitled to the following amounts, payable in a lump sum: (i) in the event that the Westcott Consulting Agreement is terminated prior to October 1, 2022, six months of the Westcott Consulting Fee and (ii) in the event that the Westcott Consulting Agreement is terminated on or after October 1, 2022, 12 months of the Westcott Consulting Fee plus one month of the Westcott Consulting Fee for each additional year of service from October 1, 2021, up to a maximum of 24 months of the Westcott Consulting Fee plus a payment equal to a pro-rated portion of the annual cash bonus. If the Company terminates the Westcott Consulting Agreement without cause within three months following a “change of control,” Westcott is entitled to 24 months of the Westcott Consulting Fee plus a lump-sum payment equal to two times the annual cash bonus (such payment, the “Westcott Change of Control Payment”). In addition, Westcott has the right to terminate the Westcott Consulting Agreement for any reason within six months following a “change of control” and receive the Westcott Change of Control Payment from the Company. In addition, upon any termination pursuant to which Westcott receives any of the termination of Westcott Change of Control Payments described above, Westcott is further entitled to continued benefits provided under the Company’s insured standard benefit plan for a period of 12 months following such termination.

Mr. Barry was appointed CEO of the Company on February 5, 2021, and his annual base salary, for the year ended October 31, 2021 was $120,195. In February 2022, the Company entered into a consulting agreement with Mr. Barry, pursuant to which Mr. Barry serves as the Chief Executive Officer of the Company. Pursuant to the terms and conditions of his agreement, Mr. Barry receives an annual fee of C$300,000. Mr. Barry is also entitled to participate in the Company’s benefits plan and may be granted awards from time to time pursuant to the terms of the Plan. The term of Mr. Barry’s employment agreement is indefinite, though each party may terminate the agreement subject to statutory requirements.

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Mr. Klinck was appointed President of the Company on September 29, 2021, and his annual base salary, for the years ended October 31, 2021 and October 31, 2022 was $C300,000. Mr. Klinck is also entitled to participate in the Company’s benefits plan and may be granted awards from time to time pursuant to the terms of the Plan. The term of Mr. Klinck’s employment agreement is indefinite, though each party may terminate the agreement subject to statutory requirements.

Mr. Richards was appointed CFO of the Company on February 5, 2021. For the year ended October 31, 2021, Mr. Richards’ base salary was $91,083. In February 2022, the Company and Silver Bull entered into an amended employment agreement with Mr. Richards, pursuant to which he serves at the Company’s and Silver Bull’s Chief Financial Officer (the “Richards Employment Agreement”). The Richards Employment Agreement provides for a base salary of C$240,000. Of this annual salary, the Company is responsible for C$180,000 (the “Company Base Salary”), with Silver Bull paying the remaining C$60,000. Mr. Richards is eligible to participate in the Company’s annual bonus plan with a target bonus of up to 50% of the Company Base Salary. Mr. Richards is further eligible to participate in the Plan and Arras Retention Plan, as well as any employee benefit plans maintained by the Company. If Mr. Richards is terminated without “cause” or resigns for “good reason” (as such terms are defined in the Richards Employment Agreement), he will be entitled to receive a lump-sum payment equal to 12 months of the Company Base Salary plus a pro-rated portion of the annual bonus. If the Company terminates Mr. Richards without cause within three months of a “change of control” (as defined in the Richards Employment Agreement) or if Mr. Richards resigns with good reason within six months of a change of control, Mr. Richards is entitled to a lump sum payment equal to 24 months of the Company Base Salary and two times the average annual bonus previously paid to Mr. Richards.

The Company has no agreement or arrangements with any NEO or director of the Company with respect to change of control, severance, termination or constructive dismissal provisions.

Estimated Incremental Payments

The estimated amounts payable under various termination scenarios as of the date hereof are outlined in the table below:

Name and Principal Position	Termination without Cause	Termination Without Cause on a Change of Control
Timothy T. Barry, Chief Executive Officer and Director of the Company	$339,727	$584,330
Darren E. Klinck, President and Director of the Company	$339,727	$578,506
Christopher Richards, Chief Financial Officer	$192,188	$361,081

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Arras Management Retention Bonus Plan

The Board adopted and approved on April 15, 2021, and further amended in February 2022, the Arras Retention Plan in order to encourage the retention of the management team of Arras amidst the mining industry’s highly competitive market for talent and to align the team’s interests with those of the Shareholders.

Pursuant to the Arras Retention Plan, Arras will pay cash bonuses to each of the following persons in the amounts set forth in the following table upon Arras reaching a market capitalization target for five consecutive trading days as set forth in the table:

Name and principal position	C$250 million market capitalization	C$500 million market capitalization	C$1 billion market capitalization	Total bonus opportunity
Brian D. Edgar Director	C$750,000	C$750,000	C$1,500,000	C$3,000,000
Timothy T. Barry Chief Executive Officer	C$1,125,000	C$1,125,000	C$2,250,000	C$4,500,000
Christopher Richards Chief Financial Officer	C$375,000	C$375,000	C$750,000	C$1,500,000

The Arras Retention Plan further provides that if Arras is the subject of a Change of Control (as defined in the Arras Retention Plan) that exceeds C$250 million, Arras must pay to Mr. Edgar, Mr. Barry, and Mr. Richards cash bonuses equal to 0.30%, 0.45%, and 0.15%, respectively, of the Change of Control transaction amount, less any cash bonuses that may have previously been paid to such persons pursuant to the market capitalization targets noted above. The market capitalization targets or Change of Control must be achieved or completed by April 15, 2027 in order for any officer or employee of Arras to earn the applicable bonus payment described above. Any bonus payable in the future to an officer or employee of Arras will be cancelled (subject to the discretion of the Board) if such officer or employee is not employed directly or indirectly by Arras when such bonus is earned and becomes payable. At the sole discretion of the Board, Arras shall not be obligated to pay a bonus in cash under the Arras Retention Plan if it lacks funds at the time. In lieu of cash, the Board may choose to settle any bonus by issuing and delivering Shares for such amount valued at the five-day trading volume-weighted average price for Shares on the market calculated up to the day before the issuance of the Shares.

Oversight and Description of Director and NEO Compensation

In determining director and NEO compensation, the Compensation Committee seeks to encourage the advancement of the Company’s exploration projects, with a view to enhancing shareholder value. To achieve these objectives, the Company believes it is critical to create and maintain a compensation program that attracts and retains committed, highly qualified personnel by providing appropriate rewards and incentives that align the interest of its executives with those of the Shareholders. In addition, as Arras, currently, has no revenues from operation and operates with limited financial resources, the Compensation Committee needs to consider not only the Company’s financial situation at the time of determining executive compensation but also the Company’s estimated financial situation in the mid and long term.

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The Company’s executive compensation program consists of a combination of base salary and long-term incentives in the form of participation in the Plan. In making its determinations regarding the various elements of executive grants, the Company will seek to meet the following objectives:

a)	to attract, retain and motivate talented executives who create and sustain Arras’ continued success within the context of compensation paid by other companies of comparable size engaged in similar business in appropriate regions. Following the public listing, the Compensation Committee intends to enlist the services of an independent executive compensation firm to assist with developing the appropriate peer company comparables and make the necessary adjustments to compensation structure in order to align the Company’s compensation structure with that of companies with similar size engaged in similar business in similar regions;

b)	to align the interests of the NEOs with the interests of the Shareholders; and

c)	to incent extraordinary performance from our key employees.

The Company is an early-stage exploration company and may not generate revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of its executive officers.

Base Salary

In the view of the Board, paying base salaries which are reasonable in relation to the level of service expected while remaining competitive in the markets in which the Company operates is a first step to attracting and retaining qualified and effective executives.

Bonus Incentive Compensation

The Company’s objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee. Such recommendations are generally based on information provided by issuers that are similar in size and scope to the Company’s operations.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of the Shareholders. Equity participation is accomplished through the Company’s stock equity incentive plan. Stock options are granted to executives and employees taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors. The amounts and terms of options granted are determined by the Board. The Company emphasizes the provision of option grants to maintain executive motivation.

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During the financial year ended October 31, 2022, 600,000 Options were granted to directors and officers as per the table above titled, “Compensation Securities granted in the year ended October 31, 2022”. As of March 1, 2023, the Company had 5,460,000 Options outstanding under the Plan. There are no other forms of awards issued and outstanding under the Plan. The exercise price of options issued under the Plan is fixed by the Board at the time of grant at the market price of the Shares, subject to all applicable regulatory requirements. The allocation of the option grants is approved by the Board based on management recommendations. The allocation of the option grants is approved by the Board and past grants are taken into consideration when determination future grants.

The Company has not used any formal peer group to determine compensation for its directors and NEOs for compensation for the year ended October 31, 2022.

Pension Disclosure

The Company does not provide a pension to any director or NEO.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Pursuant to the Plan, the Board may grant to directors, officers, employees, management company employees and consultants of the Options to purchase Shares.

The following table sets out information on the Company’s equity compensation plans under which Shares are authorized for issuance as at October 31, 2022.

Plan Category	Number of Securities to be issued upon exercise of outstanding Options (a)	Weighted average exercise price of outstanding Options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,460,000	$0.39 (C$0.53)	4,835,030
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	5,460,000	$0.39 (C$0.53)	4,835,030

Note:

(1)	Based on the total number of Shares to be reserved and authorized for issuance pursuant to awards (including Options) granted under the Plan being 10,295,030 Shares. The issued and outstanding Shares totalled 52,566,150 as at October 31, 2022.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, no person who has been a director or executive officer of the Company at any time since the commencement of the Company’s most recently completed financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing, nor any informed person (as defined in applicable securities legislation) has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, being February 5, 2021, or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Company’s SEDAR profile at www.sedar.com and at on the Company’s website at https://www.arrasminerals.com/.

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended October 31, 2022, which are available on SEDAR www.sedar.com and may also be obtained by sending a written request to the Chief Financial Officer of the Company by email at info@arrasminerals.com or by phone at 604-687-5800.

DATED as of the 1st day of March, 2023.

BY ORDER OF THE BOARD

“Brian Edgar”

Brian Edgar

Chairman

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APPENDIX A

ARRAS MINERALS CORP.

AUDIT COMMITTEE CHARTER

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ARRAS MINERALS CORP.

AUDIT COMMITTEE CHARTER

Effective Date: December 7, 2021

1.	Purpose and Scope

The Audit Committee (the “Committee”) Of Arras Minerals Corp. (the “Company”) is a committee of the Board of Directors (the “Board”). As delegated by the Board, the Committee shall attend to the responsibilities set out in this Charter.

2.	Membership

Number of Members

The Committee shall be composed of two or more members of the Board.

Audit Committees Commitment Limit

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and discloses such determination in the Company’s management proxy circular.

Independence of Members

Each member of the Committee shall be independent within the meaning of the provisions of National Instrument 52-110 – Audit Committees, as may be amended or replaced from time to time.

Term of Members

The members of the Committee shall be appointed annually by the Board, provided that if the composition of the Committee is not so determined, each director who was then serving as a member of the Committee shall continue as a member of the Committee until their successor is appointed. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

Committee Chair

At the time of the annual appointment of the members of the Committee, the Board may appoint a Chair of the Committee. If a Committee Chair is not appointed by the Board, the members of the Committee shall designate a Committee Chair by majority vote of the full Committee membership, provided that if the designation of the Committee Chair is not made, then the director who was then serving as Committee Chair shall continue as Committee Chair until their successor is appointed. Notwithstanding any of the foregoing, the Committee Chair must be a member of the Committee.

In the absence of the Committee Chair at a meeting of the Committee, the members of the Committee present may appoint a chair from their number for such meeting.

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Financial Literacy of Members

At the time of their appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.	Meetings

Frequency of Meetings

The Committee shall meet as often as the Committee considers appropriate to fulfill its responsibilities, but in any event at least once per fiscal quarter.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Committee Chair, any member of the Committee, the Company’s external auditors, the Chair of the Board, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Committee by notifying the Company’s Corporate Secretary who will notify the members of the Committee.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Committee Chair may report orally to the Board on any matter in their view requiring the immediate attention of the Board.

Attendance of Non-Members

The Company’s external auditors are entitled to receive notice of, to attend and be heard at each Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

At least once per year, the Committee shall meet with management to discuss any matters that the Committee or such individuals consider appropriate.

Meetings Without Management and Executive Sessions

As part of each meeting of the Committee, the Committee shall hold an in camera session, at which management and non-independent directors of the Board are not present, and the agenda for each Committee meeting will afford an opportunity for such a session.

The Committee shall also periodically meet separately, at unscheduled or regularly scheduled meetings or portions of meetings, in executive session or otherwise with each of the Company’s external auditor and management, as the Committee deems appropriate.

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Access to Management and Books and Records

The Committee shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company’s management and employees and the books and records of the Company.

4.	Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the functions and responsibilities required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) or as the Board otherwise deems necessary or appropriate.

Financial Reports

(a)	General

The Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The Company’s external auditors are responsible for auditing the Company’s annual financial statements and for reviewing the Company’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports

The Committee shall review the annual audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and financial performance (“MD&A”). After completing its review, if advisable, the Committee shall approve and recommend the annual financial statements and the related MD&A for Board approval.

(c)	Review of Interim Financial Reports

The Committee shall review the interim financial statements of the Company, the auditors’ review report thereon, if any, and the related MD&A. After completing its review, if advisable, the Committee shall approve and recommend the interim financial statements and the related MD&A for Board approval.

(d)	Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Committee shall:

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(i)	meet with management and the auditors to discuss the financial statements and MD&A;
(ii)	review the disclosures in the financial statements;
(iii)	review the audit report or review report, if any, prepared by the external auditors;
(iv)	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the Company’s financial statements;
(v)	regularly review the Company’s critical accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;
(vi)	consider the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
(vii)	review management’s process for formulating sensitive accounting estimates and the reasonableness of these estimates;
(viii)	review significant recorded and unrecorded audit adjustments;
(ix)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under applicable generally accepted accounting principles (“GAAP”);
(x)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;
(xi)	inquire at least annually of both the Company’s management, accounting group and the Company’s auditors as to whether either has any concerns relative to the quality or aggressiveness of management’s accounting policies;
(xii)	review with the auditors alternative accounting treatments that have been discussed with management;
(xiii)	review with management any significant changes in GAAP, as well as emerging accounting and auditing issues, and their potential effects;
(xiv)	review with management matters that may have a material effect on the financial statements;
(xv)	review management’s report on the effectiveness of internal controls over financial reporting;

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(xvi)	review the factors identified by management as factors that may affect future financial results;
(xvii)	review results of the Company’s audit committee whistleblower hotline program; and
(xviii)	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Committee under accounting policies, auditing standards or Applicable Requirements.
(e)	Other Financial Disclosures

The Committee is responsible for reviewing financial disclosure in a prospectus or other securities offering document of the Company, as well as press releases disclosing, or based upon, financial results of the Company and any other publicly disseminated material financial disclosure, including, in accordance with the Company’s Disclosure Policy, material financial outlook (e.g., earnings guidance) and forward-oriented financial information (e.g., forecasted financial statements) provided to analysts, rating agencies or otherwise publicly disseminated, and material non-GAAP financial measures.

The Committee is responsible for ensuring that satisfactory procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assessing those procedures.

External Auditors

(a)	General

The Committee shall be directly responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work. When a change of auditors is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by applicable legal requirements and the planned steps for an orderly transition.

(b)	Nomination and Compensation

The Committee shall review and, if advisable, recommend for Board approval the Company’s external auditors to be nominated and shall approve the compensation of such external auditor. The Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(c)	Resolution of Disagreements

The Committee shall assess the effectiveness of the working relationship of the Company’s external auditors with management and resolve any disagreements between management and the external auditors as to financial reporting matters brought to its attention.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations with the Company’s auditors, whether or not there is to be a change of auditors, and receive and review all reports prepared by the auditors.

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(d)	Discussions with Auditors

At least annually, the Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Committee.

(e)	Audit Plan

At least annually, the Committee shall review a summary of the auditors’ annual audit plan. The Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f)	Quarterly Review Report

The Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

(g)	Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Committee shall take appropriate action to oversee the independence of the auditors.

(h)	Evaluation of Lead Partner

At least annually, the Committee shall review the qualifications and performance of the lead partner(s) of the auditors.

(i)	Requirement for Pre-Approval of Non-Audit Services

The Committee shall approve in advance any and all audit services and permissible non-audit services to be performed by the auditors for the Company or its subsidiary entities that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures, and adopt and implement policies for such pre-approval. The Committee shall consider the impact of such service and fees on the independence of the auditor. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any member of the Committee to whom this authority has been delegated must be presented to the full Committee at its next scheduled Committee meeting.

(j)	Approval of Hiring Policies

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(k)	Financial Executives

The Committee shall review and discuss with management the appointment of key financial execu

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tives and recommend qualified candidates to the Compensation Committee, as appropriate.

Internal Controls

(a)	General

The Committee shall review the Company’s system of internal controls.

(b)	Establishment, Review and Approval

The Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;
(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;
(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;
(iv)	the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and
(v)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

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Risk Management

The Committee shall be responsible for overseeing management’s identification and assessment of the principal risks to the operations of the Company and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to holders of securities of the Company and to the long-term viability of the Company. In this regard, the Committee shall require management to report on a quarterly basis to the Committee, and the Committee shall review such reports provided by management, on the risks inherent in the business of the Company (including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and disaster recovery plans), the appropriate degree of risk mitigation and risk control, overall compliance with and the effectiveness of the Company’s risk management policies, and residual risks remaining after implementation of risk controls. The Committee shall report to the Board on a quarterly basis, with respect to the principal risks faced by the Company and the steps implemented by management to manage these risks.

Compliance with Legal and Regulatory Requirements

The Committee shall review reports from the Company’s Corporate Secretary and other management members on: (a) legal or compliance matters that may have a material impact on the Company; (b) the effectiveness of the Company’s compliance policies; and (c) any material communications received from regulators. The Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Whistleblower Procedures

The Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Any such complaints or concerns that are received shall be reviewed by the Committee and, if the Committee determines that the matter requires further investigation, it will direct the Chair of the Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Committee deems appropriate.

5.	Conflicts of Interest

The Committee shall review the Company’s policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board of the Company or any significant shareholders of the Company, as may be necessary or desirable under the Applicable Requirements. The Committee shall consider the results of any review of these policies and procedures by the Company’s external auditors.

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6.	Outside Advisors

The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties as described above, and may seek, retain and terminate accounting, legal, consulting or other expert advice from a source independent of management, at the expense of the Company, with notice to either the Chair of the Board, the Lead Director (if appointed) or the Chief Executive Officer of the Company, as deemed appropriate by the Committee. In furtherance of the foregoing, the Committee shall have the sole authority to retain and terminate, from a source independent of management, any such consultant or advisor to be used to assist in the evaluation of such matters and shall have the sole authority to approve the consultant or advisor’s fees and other retention terms.

7.	No Rights Created

This Charter is a statement of broad policies and is intended as a component of the flexible governance framework within which the committees of the Board assist the Board in directing the affairs of the Company. While it should be interpreted in the context of all Applicable Requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

8.	Charter Review

The Committee shall review and update this Charter annually and, in conjunction with the review and recommendations of the Corporate Governance and Nominating Committee regarding same, present the updated Charter to the Board for approval.

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